Jun. 19 1999 07:09PM P1 PHONE NO. : FROM :

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collecti[redacted]ation required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the ... securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the requi... legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any p... uthorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the s... required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

08004280

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD

082-02636

SUPPL

...NE NUMBER OF THE INSIDER (BLOCK LETTERS)

ARCHIBALD

GIVEN NAMES: DAVID

NO. / STREET / APT: 320 TWAN AVENUE

CITY: QUESNOL

PROV.: B.C. POSTAL CODE: V2J 7H4

BUSINESS TELEPHONE NUMBER: 250 - 992 - 3772

BUSINESS FAX NUMBER: ___ - ___ - ___

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

SEC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	0							6000	D	
OPTIONS	0	16 07 08	50	150000				150000	D	

PROCESSED

AUG 14 2008 E

THOMSON REUTERS

RECEIVED 2008 AUG 12 P 12:50

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

Dee 8/13

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID ARCHIBALD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 25 07 08

END

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE